VIA EDGAR

May 17, 2011

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cavium Networks, Inc.
Registration Statement on Form S-3
Filed April 8, 2011
File No. 333-173416

Dear Ms. Ravitz:

On behalf of Cavium Networks, Inc. (“Cavium”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2011, with respect to Cavium’s Form S-3 listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

1. We note the comments on your Form 10-K for the fiscal year ended December 31, 2010 that were issued on May 5, 2011. Please confirm that you will resolve any comments on your Form 10-K before requesting acceleration of the effective date of this registration statement.

Response:

Cavium confirms that it will resolve any comments on its Form 10-K before requesting acceleration of the effective date of this registration statement.

* * * *

In addition, Cavium acknowledges:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve Cavium from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Cavium may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 623-7000, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cavium Networks, Inc.

By:	/s/ Vincent P. Pangrazio
Vincent P. Pangrazio
SVP and General Counsel

cc:	Arthur Chadwick, Chief Financial Officer
Brett White, Cooley LLP

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